EXHIBIT 12
Computation of Ratio of Earnings to Fixed Charges
(in millions except ratio of earnings to fixed charges)

	Nine Months Ended
	September 30,
	2010		2009
Earnings:
Income from continuing operations before income taxes	$184.1		$436.0
Portion of rents representative of interest expense	3.4		4.6
Interest on indebtedness, including amortization of deferred loan costs	(6.5)		(0.1)
Amortization of capitalized interest	—		—

Earnings, as adjusted	$181.0		$440.5

Fixed Charges:
Portion of rents representative of interest expense	$3.4		$4.6
Interest on indebtedness, including amortization of deferred loan costs	(6.5)		(0.1)
Capitalized interest	73.6		51.7

Total fixed charges	$70.5		$56.2

Ratio of earnings to fixed charges	2.57	x	7.84	x